Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

Ramtron International Corporation

at

$2.68 Net per Share

by

Rain Acquisition Corp.

a wholly owned subsidiary

of

Cypress Semiconductor Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, JULY 19, 2012, UNLESS THE OFFER IS EXTENDED.

Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), at a price of $2.68 per Share, net to the seller in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The consummation of the Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including Purchaser), shall constitute a majority of the then outstanding Shares on a fully diluted basis, (ii) the board of directors of Ramtron redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the merger of Ramtron and Purchaser (or one of Cypress’s subsidiaries), (iii) the board of directors of Ramtron having approved the Offer and the proposed merger described herein or any other business combination satisfactory to Purchaser between Ramtron and Purchaser (or one of Cypress’s subsidiaries) pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer, the proposed merger described herein or such other business combination, (iv) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described herein, and (v) Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron or otherwise diminishing the expected value to Cypress of the acquisition of Ramtron. The Offer is also subject to certain other conditions contained in this Offer. See Section 14, which sets forth in full the conditions to the Offer.

The Offer is not conditioned on Purchaser obtaining financing.

Cypress and Purchaser are seeking to negotiate a business combination with Ramtron. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the proposed merger) upon entering into a merger agreement with Ramtron, or to negotiate a merger agreement with Ramtron not involving a tender offer, in which event Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Cypress, Purchaser and Ramtron.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the accompanying Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Manager for the Offer is:

June 21, 2012

IMPORTANT

Any stockholder of Ramtron desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificate(s) representing the tendered Shares and any other required documents to Computershare Inc., the Depositary identified on the back cover of this Offer to Purchase, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. The Rights are currently evidenced by the certificates representing the Shares, and by tendering shares of Common Stock, a stockholder will also tender the Rights. If the Distribution Date (as defined in Section 8 of this Offer to Purchase) occurs, stockholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender.

Any stockholder who desires to tender Shares and whose certificates evidencing such Shares (and/or, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers, or to the Dealer Manager at its telephone number, in each case as set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

SUMMARY TERM SHEET

Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), for $2.68 net per share in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some of the questions you, as a stockholder of Ramtron, may have and answers to those questions.

This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case as set forth on the back cover of this Offer to Purchase.

Who is offering to buy my securities?

The offer is by Rain Acquisition Corp., a recently formed Delaware corporation and a wholly owned subsidiary of Cypress. We have been formed for the purpose of making this offer for all outstanding shares of Ramtron. See Section 9.

Cypress is a Delaware corporation and delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. See Section 9.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, and the associated preferred stock purchase rights, of Ramtron. We refer to one share of Ramtron common stock, together with the associated preferred stock purchase right, as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my securities?

We are offering to pay $2.68 per Share net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal. See “Introduction.”

Have you made an offer to acquire Ramtron before?

We made a proposal to the board of directors of Ramtron on March 8, 2011 to acquire Ramtron for $3.01 per share in cash, a 37% premium over Ramtron’s closing price of $2.20 on March 8, 2011. On June 12, 2012, we made another proposal, which we publicly disclosed, to the board of directors of Ramtron to acquire Ramtron for $2.48 per share, in cash, a 37% premium over Ramtron’s closing price of $1.81 on June 11, 2012. See Section 11.

Did the board of directors of Ramtron negotiate with you regarding your earlier proposals?

No. The board of directors of Ramtron rejected our proposals without discussing them with us. See “Introduction.”

i

What does the board of directors of Ramtron think of the offer?

We are seeking to negotiate a business combination with Ramtron. We, together with Cypress, want to acquire control of, and ultimately the entire equity interest in, Ramtron. The board of directors of Ramtron has not approved the offer. Within 10 business days after the date of this Offer to Purchase, Ramtron is required by law to publish, send or give you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer, and the reasons for any such position. See “Introduction.”

Is the offer conditioned on you obtaining financing?

No. Cypress, our parent, will advance to us, or pay on our behalf, all funds necessary to consummate the offer and the merger.

Do you have the financial resources to pay for the Shares?

Yes. We will need approximately $102 million to consummate the offer and the merger and to pay related fees and expenses. We anticipate that all of the funds necessary to consummate the offer and the merger and to pay the related fees and expenses will be advanced to us, or paid on our behalf, by Cypress, our parent. Cypress expects to have, based upon the combination of internally available cash, cash generated from general corporate activities and borrowings under its existing credit facility, sufficient cash on hand at the expiration of the offer to pay, on our behalf, the offer price for all shares in the offer and the merger and to pay related fees and expenses. See Section 10.

Is your financial condition relevant to my decision to tender in the offer?

No. Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the offer. Cypress, our parent, will provide us with the sufficient funds to purchase the Shares in the offer. See Section 10.

How long do I have to decide whether to tender in the offer?

You have until 12:00 midnight, New York City time, on Thursday, July 19, 2012 to decide whether to tender your Shares in the offer, unless we extend the offer, in which event you will have until the expiration date of the offer as so extended. We may, in our reasonable discretion, but subject to applicable law, extend the offer from time to time for any reason. We currently expect that the offer will be extended until the conditions to the offer, which are described below, are satisfied. See Section 1.

Can the offer be extended, and under what circumstances?

We may, in our reasonable discretion, but subject to applicable law, extend the period of time during which the offer remains open. We may extend the offer if the conditions to the offer have not been satisfied. See Section 1.

In addition, we may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if we include one, will be an additional period of not less than three business days after we have accepted for payment and made payment for Shares in the offer. You will not have withdrawal rights during any subsequent offering period. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See Section 1.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Computershare Inc., the Depositary for the offer, and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day the offer was previously scheduled to expire. See Section 1.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the time the offer expires. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such broker, dealer, commercial bank, trust company or nominee can tender your Shares through The Depository Trust Company. See Section 3.

If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program (STAMP) or any other “eligible guarantor institution,” guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ Global Market trading days. However, the Depositary must receive the missing items within that three-trading-day period. See Section 3.

If the Distribution Date (as defined in Section 8 of this Offer to Purchase) occurs, you also must tender one associated preferred stock purchase right for each share of common stock tendered in order to validly tender such shares in the offer. See Section 8.

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time prior to the expiration of offer, and, if we have not agreed to accept your Shares for payment by August 19, 2012, you can withdraw them at any time after such time until we accept Shares for payment. Once we accept shares for payment, you will no longer be able to withdraw them. You may not withdraw Shares tendered during a subsequent offering period, if one is included. See Section 4.

How do I withdraw tendered Shares?

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in Section 14.

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other required documents for such Shares. See Section 2.

What are the most significant conditions to the offer?

The offer is conditioned upon, among others, the following:

•

Ramtron’s stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including us), shall constitute a majority of the then outstanding Shares on a fully diluted basis.

•

The board of directors of Ramtron shall have redeemed the associated preferred stock purchase rights or we shall be satisfied, in our reasonable discretion, that the rights have been invalidated or are otherwise inapplicable to the offer and the merger of Ramtron and us (or one of Cypress’s subsidiaries).

•

The board of directors of Ramtron shall have approved the offer and the proposed merger described in this Offer to Purchase or any other business combination satisfactory to us between Ramtron and us (or one of Cypress’s subsidiaries) pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or we shall be satisfied that such Section 203 does not apply to or otherwise restrict the offer, the proposed merger described in this Offer to Purchase or any such business combination.

•

Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the offer having expired or been terminated or obtained, as described herein.

•

Ramtron shall not have entered into or effected any agreement or transaction with any person or entity having the effect of impairing our or Cypress’s ability to acquire Ramtron or otherwise diminishing the expected value to Cypress of the acquisition of Ramtron.

The offer is not conditioned on us obtaining financing.

The offer is subject to other conditions as well. See Section 1 and Section 14.

Do you intend to undertake a consent solicitation to replace some or all of Ramtron’s directors with your nominees for directors?

If the board of directors of Ramtron has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to solicit stockholder consents to, among other things, remove the current members of the board of directors of Ramtron and elect a slate of nominees to the board of directors of Ramtron, and to effect certain changes with respect to Ramtron’s bylaws to facilitate such matters (a “Consent Solicitation”). See Section 12.

We reserve the right, however, at any time to determine not to commence a Consent Solicitation (or to terminate a Consent Solicitation or launch a different consent solicitation) if we determine it to be in our best interests to do so or if we determine that a Consent Solicitation is unnecessary, including if the board of directors of Ramtron has recommended that Ramtron’s stockholders accept our offer. See Section 12.

Neither this Offer to Purchase nor the offer constitutes a solicitation of consents in connection with a consent solicitation or otherwise. If any such solicitation (including a Consent Solicitation) is made, it would be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission. See Section 12.

Will the offer be followed by a merger if all Shares are not tendered in the offer?

If, pursuant to the offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Cypress or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we (or one of Cypress’s subsidiaries) will seek to merge with and into Ramtron. See “Introduction.”

If the merger occurs, Ramtron will become a wholly owned subsidiary of Cypress, and each issued and then outstanding share of Ramtron (other than any Shares held by Ramtron, or owned by Cypress, us or any of

Cypress’s other subsidiaries and any Shares held by Ramtron’s stockholders properly seeking appraisal rights for their Shares) shall be cancelled and converted automatically into the right to receive $2.68 per Share in cash (or any greater amount per share paid pursuant to the offer (less any applicable withholding taxes and without interest)). See “Introduction.”

If a majority of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the offer have been satisfied, will Ramtron continue as a public company?

As described above, we currently intend, if we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Cypress or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, to seek to merge with and into Ramtron. If the merger takes place, Ramtron will no longer be publicly owned. Even if the merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that Ramtron may cease to make filings with the Securities and Exchange Commission or otherwise cease to be required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See Section 7.

If I decide not to tender, how will the offer affect my Shares?

If you decide not to tender your Shares in the offer and the merger occurs, you will receive in the merger the right to receive the same amount of cash per share as if you had tendered your Shares in the offer. Accordingly, if the merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier and that appraisal rights are available in connection with the merger, but not the offer. See Section 7.

If you decide not to tender your Shares in the offer and the merger does not occur, and we purchase Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Shares, and Ramtron may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See Section 7.

If we purchase sufficient Shares in the offer, it is our current intention to cause the proposed merger to occur. Following acceptance of Shares for payment but prior to the merger, or if the merger does not occur as described above, we and any of our affiliates (including Cypress) reserve the right at any time, subject to applicable law, to purchase Shares in the open market, through privately negotiated sales or otherwise at any price we may determine, whether higher or lower than the price in the offer. See Section 12.

Are appraisal rights available in the offer or proposed merger?

Appraisal rights are not available in the offer. If the proposed merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the proposed merger and who comply with Section 262 of the General Corporation Law of the State of Delaware will have the right to demand appraisal of their Shares. Under such Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the proposed merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the proposed merger. See Section 15.

v

What is the market value of my Shares as of a recent date?

On June 20, 2012, the last trading day before the public announcement of our offer, the last reported sales price of Shares reported on the NASDAQ Global Market was $2.75 per Share. On June 11, 2012, the last trading day before Cypress publicly disclosed its June 12, 2012 offer for Ramtron, the last reported sales price of Shares reported on the NASDAQ Global Market was $1.81 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6.

What are the U.S. federal income tax consequences of participating in the offer?

The receipt of cash for Shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined in Section 5 of this Offer to Purchase), you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered in the offer. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate (currently 15%). See Section 5.

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

Whom can I call if I have questions about the offer?

You can call Georgeson Inc., the Information Agent for the offer, at (212) 440-9800 (for banks and brokers) and toll-free at (866) 219-9786 (for all others), or Greenhill & Co., LLC, the Dealer Manager for the offer, at (415) 216-4115 (dedicated line for the offer). See the back cover of this Offer to Purchase.

To the Stockholders of Ramtron International Corporation:

INTRODUCTION

We, Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), hereby offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of April 19, 2001 and amended March 2, 2011, between Ramtron and Computershare Trust Company, N.A., as Rights Agent, at a price of $2.68 per Share, net to the seller in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the letter of transmittal (the “Letter of Transmittal”) that accompanies this Offer to Purchase (which, together with any amendments or supplements hereto or thereto, collectively constitute, the “Offer”). See Section 9 for additional information concerning Purchaser and Cypress.

Stockholders who have Shares registered in their own names and tender directly to Computershare Inc., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their broker, dealer, commercial bank, trust company or other nominee to determine whether any charges or commissions will apply with respect to the purchase of their Shares by Purchaser pursuant to the Offer. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, and is not otherwise exempt may be subject to backup withholding of U.S. federal income tax at a rate of 28% on the gross proceeds payable to the stockholder or other payee pursuant to the Offer. See Section 5. We will pay all charges and expenses of Greenhill & Co., LLC (the “Dealer Manager”), the Depositary and Georgeson Inc. (the “Information Agent”) incurred in connection their services in such capacities in connection with the Offer. See Section 16.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Ramtron. On March 8, 2011, Cypress made a proposal to the board of directors of Ramtron to acquire Ramtron for $3.01 per share in cash, a 37% premium over Ramtron’s closing price of $2.20 on March 8, 2011. The board of directors of Ramtron rejected this proposal and declined to negotiate a mutually acceptable merger agreement. On June 12, 2012, Cypress made another proposal, which was publicly disclosed, to the board of directors of Ramtron to acquire Ramtron for $2.48 per share in cash, a 37% premium over Ramtron’s closing price of $1.81 on June 11, 2012. On June 18, 2012, Ramtron publicly disclosed that its board of directors had rejected this proposal. The Offer represents a 48% premium over Ramtron’s closing price of $1.81 on June 11, 2012, the last trading day before Cypress publicly disclosed its June 12, 2012 offer for Ramtron.

We currently intend, as soon as practicable after consummation of the Offer, to seek to have Ramtron consummate a merger or other business combination with Ramtron and Purchaser or another subsidiary of Cypress (the “Merger”). At the effective time of the Merger, Purchaser intends that each Share then outstanding (other than Shares held by Ramtron, Cypress, Purchaser or any other subsidiary of Cypress or Ramtron and Shares held by Ramtron’s stockholders who shall have in writing properly demanded appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) shall be cancelled and converted automatically into the right to receive $2.68 per Share (or such other purchase price as shall be paid in the Offer), in cash (less any applicable withholding taxes and without interest). Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to consummate the Merger without a vote of the board of directors of Ramtron or other stockholders. If we do not acquire at least 90% of the outstanding Shares, under the DGCL we will have to seek approval of the Merger by Ramtron’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if the Section 203 Condition (as defined below) is not satisfied but we elect to consummate the Offer, Section 203 (as defined below) could significantly delay our ability to consummate the Merger. See Section 12.

The consummation of the Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including Purchaser), shall constitute a majority of the then outstanding shares on a fully diluted basis (the “Minimum Tender Condition”), (ii) the board of directors of Ramtron redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger (the “Rights Condition”), (iii) the board of directors of Ramtron having approved the Offer and the Merger pursuant to the requirements of Section 203 of the DGCL (“Section 203”) or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer or the Merger (the “Section 203 Condition”), (iv) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described herein and (v) Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron or otherwise diminishing the expected value to Cypress of the acquisition of Ramtron (the “Impairment Condition”). The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 14, which sets forth in full the conditions to the Offer.

The Offer is not conditioned on Purchaser obtaining financing.

As of the date of this Offer to Purchase, the board of directors of Ramtron has not commented on the Offer. Within 10 business days after the date of the filing of this Offer to Purchase and the commencement of the Offer, Ramtron is required by Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to publish, send or give to Ramtron’s stockholders (and file with the Securities and Exchange Commission (the “SEC”)) a statement as to whether Ramtron (i) recommends acceptance or rejection of the Offer, (ii) expresses no opinion with respect to the Offer or (iii) is unable to take a position with respect to the Offer. Ramtron’s statement must also include the reasons for the position that it takes.

If the board of directors of Ramtron has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to solicit stockholder consents to, among other things, remove the current members of the board of directors of Ramtron, elect a slate of nominees to the board of directors of Ramtron and effect certain changes with respect to Ramtron’s bylaws to facilitate such matters (a “Consent Solicitation”). We reserve the right, however, at any time to determine not to commence a Consent Solicitation (or to terminate any Consent Solicitation which has previously been commenced) if we determine it to be in our best interests to do so or if we determine that such Consent Solicitation is unnecessary, including if the board of directors of Ramtron has recommended that Ramtron’s stockholders accept the Offer.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with a consent solicitation or otherwise. If any such solicitation (including a Consent Solicitation) is made, it would be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the SEC.

As of the date of this Offer to Purchase, Cypress beneficially owns 1,667,584 Shares, representing approximately 4.7% of the outstanding Shares. According to Ramtron’s latest Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were (i) 35,326,202 Shares issued and outstanding as of May 2, 2012, (ii) outstanding options to purchase approximately 3,957,000 Shares as of March 31, 2012 and (iii) 170,000 Shares issuable pursuant to restricted stock units outstanding on March 31, 2012. For purposes of the Offer, “fully diluted basis” assumes that (i) all outstanding stock options are presently exercisable and (ii) all shares of restricted stock granted as of March 31, 2012 were issued and outstanding on that date.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

Ramtron has never paid a cash dividend on the Shares. If we acquire control of Ramtron, we currently intend that no dividends will be declared on the Shares prior to our acquisition of the entire equity interest in Ramtron.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not previously withdrawn in accordance with Section 4. “Expiration Date” means 12:00 midnight, New York City time, on Thursday, July 19, 2012, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in Section 14, which include, among other things, satisfaction of the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Impairment Condition and any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described herein. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our reasonable discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering a similar number of Rights. If, however, the Rights detach, tendering stockholders will be required to deliver Rights certificates with the Common Stock (or confirmation of book-entry transfer, if available, of such Rights).

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of ten business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response.

“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in Section 4. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, include a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

Pursuant to Rule 14d-11 under the Exchange Act, we may include a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) the Offer is for all outstanding securities of the class that is the subject of the Offer, (iii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

We are making a request to Ramtron for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by Ramtron with this request, we will send this Offer to Purchase, the accompanying Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our reasonable discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in Section 14 have not been satisfied or if any event specified in such section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for your validly tendered and not properly withdrawn Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3)) and, if the Distribution Date (as defined below) occurs, certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and (iii) any other required documents for such Shares. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. If there is a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to tender Shares in the Offer, either (i) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (a) a Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (b) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure delivery on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such registered holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program (STAMP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ Global Market (“NASDAQ”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. Under U.S. federal income tax laws, payments made pursuant to the Offer may be subject to backup withholding unless a tendering U.S. Holder (as defined in Section 5) (i) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5) should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5) should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see Section 5.

Appointment of Proxy. By properly completing and duly executing a Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney, proxies and consents granted by you with respect to such Shares will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Ramtron’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (including voting at any meeting of Ramtron’s stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies or consents, absent a purchase of Shares, for any meeting of Ramtron’s stockholders.

Determination of Validity. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our reasonable discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Cypress or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 19, 2012, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time before the Expiration Date.

If we include a Subsequent Offering Period (as described in more detail in Section 1) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences to Ramtron’s stockholders whose shares are tendered and accepted for payment pursuant to the Offer. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this summary. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court.

This discussion is limited to Ramtron’s stockholders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a stockholder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to Ramtron’s stockholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. Finally, this discussion does not address the U.S. federal income tax consequences to Ramtron’s stockholders who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a “Non-U.S. Holder” is generally a beneficial owner of shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash for shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as capital assets you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered in the Offer. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate (currently 15%). The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the receipt of cash for Shares pursuant to the Offer unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States or (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition.

Unless an applicable tax treaty provides otherwise, gains described in (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States (and corporate Non-U.S. Holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty). Gains described in (ii) above will generally be subject to U.S. federal income tax at a flat rate of 30%, but may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding (currently at a rate of 28%). To avoid backup withholding, Non-U.S. Holders should provide the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “RMTR.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low
Calendar Year 2010:
Second Quarter	$3.59	$2.40
Third Quarter	$4.10	$2.38
Fourth Quarter	$4.17	$3.22
Calendar Year 2011:
First Quarter	$3.66	$1.95
Second Quarter	$3.47	$2.17
Third Quarter	$3.18	$1.87
Fourth Quarter	$2.54	$1.88
Calendar Year 2012:
First Quarter	$2.33	$1.82
Second Quarter (through June 20, 2012)	$2.79	$1.65

According to publicly available information, Ramtron has never paid a cash dividend on the Shares. If Purchaser acquires control of Ramtron, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Ramtron.

On June 20, 2012, the last trading day before the first public announcement of the Offer, the last reported sales price of the Shares on NASDAQ was $2.75 per Share. On June 11, 2012, the last trading day before Cypress publicly disclosed its June 12, 2012 offer for Ramtron, the last reported sales price of Shares reported on the NASDAQ was $1.81 per Share. You are urged to obtain current market quotations for the Shares.

We believe, based on publicly available information, that upon their issuance, the Rights will be attached to the Shares and not traded separately. As a result, the sales price per share set forth above includes both a Share and associated Right. If a “distribution” of the Rights occurs, the Rights will detach and may subsequently trade separately from the Shares. If a “distribution” occurs and the Rights do begin to trade separately, please obtain a recent quotation for your Shares and Rights prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, Ramtron’s stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer (less any applicable withholding taxes and without interest). Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier and that appraisal rights are available in connection with the Merger, but not the Offer. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on NASDAQ. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ and may be delisted from NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would only meet the criteria for continued listing on NASDAQ if, (i) the total number of holders of Shares were at least 400, (ii) the minimum bid price for the Shares was at least $1.00 per share and (iii) either:

•

there were at least two market makers for the Shares, the number of publicly–held Shares (excluding Shares held by officers, directors, and other beneficial owners of 10% or more) was at least 750,000, the market value of such publicly–held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly–held Shares (excluding Shares held by officers, directors, and other beneficial owners of 10% or more) was at least 1.1 million, the market value of such publicly–held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years.

Furthermore, NASDAQ would consider delisting the Shares altogether if, among other possible grounds:

•	the number of publicly held Shares falls below 500,000;

•	the total number of beneficial holders of round lots of Shares falls below 300;

•	the market value of publicly held Shares is less than $1 million;

•	there are fewer than two active and registered market makers in the Shares;

•	the bid price for the Shares is less than $1 per share; or

•

(i) Ramtron has stockholders’ equity of less than $2.5 million, (ii) the market value of Ramtron’s listed securities is less than $35 million and (iii) Ramtron’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the three most recently completed fiscal years.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, NASDAQ could discontinue quotations for the Shares. In this event, the market for the Shares would likely be adversely affected.

If NASDAQ ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

If the Shares are not delisted prior to the Merger, we intend to delist the Shares from NASDAQ promptly following consummation of the Merger.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Ramtron to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Ramtron to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Ramtron and persons holding “restricted securities” of Ramtron may be deprived of the ability to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on NASDAQ. We intend to seek to cause Ramtron to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Ramtron.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Ramtron contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Cypress, Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Ramtron to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Cypress, Purchaser, the Dealer Manager, the Information Agent or the Depositary. Cypress, Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to Ramtron’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Ramtron 10-K”), Ramtron was incorporated in 1984. The principal executive offices of Ramtron are located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921, and its telephone number is (719) 481-7000. According to the Ramtron 10-K, Ramtron is a fabless semiconductor company that designs, develops and markets specialized semiconductor memory and integrated semiconductor solutions that are used in many markets for a wide range of applications. Ramtron’s products combine the nonvolatile data storage capability of ROM with the benefits of RAM, which include a high number of read and write cycles, high-speed read and write cycles, and low power consumption. Ramtron also integrates wireless communication capabilities as well as analog and mixed-signal functions such as microprocessor supervision, tamper detection, timekeeping, and power failure detection into its devices. As of February 29, 2012, Ramtron had approximately 137 employees, including 38 in research and development, 50 in manufacturing, 32 in marketing and sales, and 17 in administration.

Preferred Stock Purchase Rights. The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4 to Ramtron’s registration statement on Form 8-A filed with the SEC on May 8, 2001, as amended by Amendment No. 1 to the Rights Agreement, which is filed as Exhibit 4.51 to Ramtron’s Current Report on Form 8-K filed with the SEC on March 7, 2011.

On April 19, 2001, the board of directors of Ramtron declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on May 15, 2001 (the “Record Date”). Each Right entitles the registered holder to purchase from Ramtron a unit consisting of one one-hundredth of a share of Series B Participating Preferred Stock, par value $0.01 per share, at a purchase price of $50.00 per one one-hundredth of a share. The initial term of the rights plan was 10 years, expiring on April 19, 2011. Effective on March 2, 2011, the board of directors of Ramtron amended the rights plan to extend the term to April 19, 2016.

Initially, the Rights were attached to all Common Stock certificates representing shares of Common Stock then outstanding, and no separate Rights certificates were distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as the board of directors of Ramtron may determine) following a public announcement that a person or group, other than an Exempt Person (as defined below) (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) and (ii) 10 business days (or such later date as the board of directors of Ramtron may determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being the “Distribution Date”).

Pursuant to the Rights Agreement, until the Distribution Date, the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (New York City time) on April 19, 2016, unless such date is extended or the Rights are earlier redeemed or exchanged by Ramtron.

The Rights Agreement provides that, as soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the board of directors of Ramtron, only shares of Common Stock that are issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that Ramtron’s independent directors determine to be fair and not inadequate to, and to otherwise be in the best interests of, Ramtron and its stockholders, after receiving advice from one or more investment banking firms (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of Ramtron) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by Ramtron as set forth below. In the event that, at any time following the Stock Acquisition Date, (i) Ramtron engages in a merger or other business combination transaction in which Ramtron is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) Ramtron engages in a merger or other business combination transaction in which Ramtron is the surviving corporation and the Common Stock of Ramtron is changed or exchanged, or (iii) 50% or more of Ramtron’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time until 10 business days following the Stock Acquisition Date, Ramtron may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the board of directors of Ramtron). Immediately upon the action of the board of directors of Ramtron ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Ramtron, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the board of directors of Ramtron prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the board of directors of Ramtron in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable. In addition, no amendment may be made which affects the definition of Exempt Person without the written consent of such Exempt Person.

Based on publicly available information, Cypress and Purchaser believe that, as of the date of this Offer to Purchase, the Rights are not exercisable, the Right certificates have not been issued and the Rights are evidenced by the Common Stock certificates. Unless the Distribution Date occurs, a tender of shares of Common Stock will include a tender of the associated Rights. If the Distribution Date does occur, you will need to tender one Right with each share of Common Stock tendered in order for such share to be validly tendered in the Offer. We will not pay any additional consideration for the tender of a Right. Unless the board of directors of Ramtron elects to redeem the Rights Agreement and, thus, terminates the Rights or amends the Rights Agreement to postpone the Distribution Date or otherwise acts to postpone the Distribution Date in accordance with the Rights Agreement, the Distribution Date will occur on the earlier of the close of business on the 10th business day (or such later date as the board of directors of Ramtron may determine) after the Stock Acquisition Date (as defined above) and the close of business on the 10th business day (or such later date as the board of directors of Ramtron may determine) after the commencement of this Offer or first public announcement of an intention to commence this Offer.

Available Information. Ramtron is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Ramtron is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Ramtron’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Ramtron’s securities and any material interest of such persons in transactions with Ramtron is required to be disclosed in proxy statements distributed to Ramtron’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning Purchaser and Cypress.

We are a Delaware corporation incorporated on June 8, 2012, with principal executive offices at 198 Champion Court, San Jose, California 95134. The telephone number of our principal executive offices is (408) 943-2600. To date, we have engaged in no activities other than those incidental to our formation and the commencement of the Offer. We are a wholly owned subsidiary of Cypress.

Cypress is a Delaware corporation incorporated in California on December 1, 1982 and reincorporated in Delaware on September 26, 1986 with principal executive offices at 198 Champion Court, San Jose, California 95134. The telephone number of Cypress’s principal executive offices is (408) 943-2600. Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress is the world leader in universal serial bus controllers. In addition Cypress is the industry leader in the high-performance SRAM memory market and a market leader in programmable timing devices. Cypress serves numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and executive officers of Cypress and the members of the board of directors and executive officers of Ramtron are set forth in Schedule I to this Offer to Purchase.

None of Cypress, Purchaser or, to the knowledge of Cypress or Purchaser after reasonably inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, Cypress beneficially owns 1,667,584 Shares, representing approximately 4.7% of the outstanding Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Cypress, Purchaser and, to Cypress’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Cypress, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Ramtron, (ii) none of Cypress, Purchaser and, to Cypress’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days, (iii) none of Cypress, Purchaser and, to Cypress’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cypress (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations), (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Cypress, Purchaser, their subsidiaries or, to Cypress’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ramtron or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations, and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Cypress, Purchaser, their subsidiaries or, to Cypress’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ramtron or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe our financial condition or the financial condition of Cypress is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in a merger or other business combination with Ramtron and (iv) Cypress, together with its controlled affiliates, has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and such merger or other business combination with Ramtron and to pay related fees and expenses.

10. Source and Amount of Funds.

We will need approximately $102 million to consummate the Offer and the Merger and to pay related fees and expenses. We anticipate that all of the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be advanced to Purchaser, or paid on Purchaser’s behalf, by Cypress. Cypress expects to have, based upon the combination of internally available cash, cash generated from general corporate activities and borrowings under its existing credit facility, sufficient cash on hand at the expiration of the Offer to pay, on our behalf, the offer price for all Shares in the Offer and the Merger and to pay the related fees and expenses.

Cypress has an existing credit facility with Silicon Valley Bank, as lender, pursuant to which the lender has made available to Cypress loan commitments in an aggregate principal amount of $150 million Currently, Cypress has an aggregate of approximately $50 million of borrowings under the credit facility. The outstanding loans under the credit facility bear interest at a rate of 2.74%. Interest is due and payable in arrears on the first day of each month. Cypress may request borrowings under the credit facility until February 27, 2013, at which time all outstanding loans under the credit facility, together with all accrued and unpaid interest, are due.

The loans under the credit facility will bear interest, at Cypress’s option, at the base rate (which is based on the rate reported by The Wall Street Journal as the “Prime Rate” in the United States), or an adjusted LIBOR rate (which is based on one, two or three-month interest periods) plus a spread of 2.50%. Cypress must also pay an unused line fee to the lender for unused commitments under the credit facility equal to 0.10% of such unused amounts. Interest is due and payable in arrears on the first day of each month.

A copy of Cypress’s credit facility, as amended, is filed with the SEC as exhibits to Cypress’s Quarterly Report on Form 10-Q filed with the SEC on March 29, 2009, Annual Report on Form 10-K filed with the SEC on March 3, 2010 and Current Report on 8-K filed with the SEC on June 13, 2012.

It is currently anticipated that indebtedness incurred by Cypress in connection with consummating the Offer and the Merger, however incurred, will be repaid from funds generated internally by Cypress and its subsidiaries (including, after the Merger, cash on hand at Ramtron and its subsidiaries). Cypress may evaluate the refinancing of its credit facility in the ordinary course of business. However, no decisions have been made concerning this matter, and any decisions will be based on Cypress’s review from time to time of the financial markets, including prevailing interest rates and other economic conditions.

11. Background of the Offer.

As part of the continuous evaluation of its business and plans, Cypress regularly considers a variety of strategic options and transactions. In recent years, Cypress has evaluated various alternatives for expanding its nonvolatile memory business. In the course of Cypress’s ongoing evaluation, Cypress’s management team and its board of directors considered and reviewed a potential acquisition of Ramtron.

On January 28, 2011, T.J. Rodgers, President and Chief Executive Officer of Cypress, and Dana C. Nazarian, Executive Vice President of the Memory Products Division of Cypress, met with Dr. William L. George, a member of the board of directors of Ramtron, and Jack L. Saltich, who was then a member of the board of directors of Ramtron. During the meeting, the potential synergies between a business combination of Ramtron and Cypress were discussed.

On March 8, 2011, after discussion of a potential transaction involving Ramtron with the board of directors of Cypress, Mr. Rodgers sent the following letter to Eric A. Balzer, the Chief Executive Officer of Ramtron:

March 8, 2011

Dear Mr. Balzer:

The purpose of this letter is to propose the acquisition of Ramtron International Corporation by Cypress Semiconductor Corporation for $3.01 per share in cash, a 37% premium over Ramtron’s closing price of $2.20 on March 8, 2011 and a 32% premium over Ramtron’s 15-day, volume-weighted trading price of $2.28. This premium exceeds the 30% premium reported in comparable transactions in 2011 — and is 2.4 times higher than the premium paid by Microchip Technology, Inc. in its acquisition of Silicon Storage Technology, Inc. in a 2010 transaction which is very similar to this proposed transaction. We have the cash on hand to complete this transaction in an expeditious manner.

We believe the transaction would be favorable not only to Ramtron’s shareholders, but also — and particularly — to Ramtron’s customers. Relative to Ramtron alone, the combined company would serve its customers with 1) a more stable source of supply, consisting of two non-volatile technologies from five wafer-fabrication plants (three from Cypress), 2) a lower manufacturing cost structure due to Cypress’s low wafer and assembly & test manufacturing costs, 3) shorter leadtimes due to our internal 45-day fab cycle time and 7-day assembly & test cycle times, 4) access to high density and higher performance products fabricated in Cypress’s advanced non-volatile technologies, 0.13-micron (in production in three fabs) and 0.65-micron (in production at UMC), 5) better support from Cypress’s 400-person Sales, Marketing and Field Applications Marketing teams, and 6) the lower overhead costs that would result from combining our Colorado Springs and other overhead operations.

In particular, we believe that as a combined company, we could bring immediate relief to Ramtron’s customers by rationing the scarce supply of FeRAMs to those customers who specifically need that technology, while immediately serving the needs of the rest of Ramtron’s other customers with Cypress’s high-quality, high-reliability, pin-compatible products, manufactured in our SONOS technology.

We would like to enter into a more substantial conversation with Ramtron regarding the details of this offer on an expedited schedule, so as to address the current market supply problem as quickly as possible. Of course, we will take the time to negotiate thoroughly and in good faith. We plan to make this offer public at the close of business on March 15, 2011.

Sincerely,

T.J. Rodgers

President & CEO

On March 9, 2011, Dr. William G. Howard, Jr., the Chairman of the board of directors of Ramtron, telephoned Mr. Rodgers to discuss Mr. Rodgers’s March 8, 2011 letter to Ramtron. During this conversation, Mr. Rodgers and Dr. Howard discussed, among other things, Cypress’s anticipated timing for an acquisition.

On March 10, 2011, Mr. Rodgers sent the following letter to Ramtron:

March 10, 2011

Dear Mr. Balzer:

This letter documents the comments I made to you in our telephone conversation yesterday.

Here is the supplemental information that I provided:

•	Cypress anticipates that there will be minimal due diligence (two weeks or less) required for a Ramtron-Cypress merger.

•	We are prepared to sign a confidentiality agreement immediately as a condition of commencing due diligence.

•	Cypress has studied the Hart-Scott-Rodino process and anticipates no regulatory problems.

•	Cypress intends to accelerate all employee options and buy them out.

•

Cypress is prepared to deliver a definitive merger agreement with minimal closing conditions and a fiduciary-duty out-clause for a superior proposal (subject to a reasonable breakup fee and Cypress’s right to match that superior offer).

•	Cypress will work cooperatively with Ramtron to create a win-win deal for both companies.

Sincerely,

T.J. Rodgers

President & CEO

On March 21, 2011, Dr. Howard advised Mr. Rodgers by telephone that the board of directors of Ramtron determined that Cypress’s proposal to acquire Ramtron was so inadequate that the board of directors of Ramtron was not interested in exploring a transaction and would not be making a counter proposal to Cypress.

Following their call, Dr. Howard sent the following letter to Mr. Rodgers:

March 22, 2011

Dear Mr. Rodgers:

It was a pleasure speaking with you by phone yesterday. I thought it would be appropriate to formally respond to your letter dated March 8, 2011, outlining a proposal to acquire Ramtron for $3.01 per share in cash.

As we discussed yesterday, our Board established a strategic transaction committee with full authority to evaluate your proposal and related issues. The committee met numerous times in the last two weeks and carefully and thoroughly reviewed the contents of your proposal with the assistance of independent financial and legal advisors selected by the committee. Based on this evaluation, our Board has concluded that your proposal is not in the best interests of Ramtron stockholders.

On behalf of the Board of Directors, I thank you for your interest in Ramtron.

Sincerely,

Dr. William G. Howard

Chairman of the Board of Directors

On April 11, 2011, Mr. Rodgers sent the following letter to Dr. Howard reiterating Cypress’s belief that the acquisition proposal in Cypress’s March 8, 2011 letter would be attractive to Ramtron’s stockholders:

April 11, 2011

Dear Bill:

I’m writing this letter to close the loop on our recent M&A discussions. On March 8, 2011, after a lot of careful deliberation, Cypress made an offer of acquisition to Ramtron with an embedded 37% premium to market. We felt — and still feel — that our offer would be attractive to your shareholders.

What we heard from you telephonically and in a letter dated March 22, 2011, was that you felt the offer was too low — so low, in fact, that it was not worth your while to make a counter proposal.

Although we do not agree with that position, we accept it and are officially withdrawing our offer to acquire Ramtron at this time. Please let me know if you would reconsider your position.

On another topic, I have enclosed a chart of Ramtron’s share price on which I have marked the dates of my acquisition proposal letter and your response to it. As you can see, there was a significant rise in Ramtron’s price after those events. While no one can say what drives the market up or down—and I am not trying to imply anything here — you might want to take a look at the security measures that were employed by Ramtron regarding this proposed transaction.

Sincerely yours,

T.J. Rodgers

President & CEO

The following chart was attached to the letter that Mr. Rodgers sent to Dr. Howard on April 11, 2011:

On August 2, 2011, Ramtron announced the completion of an underwritten public offering of 5,462,500 shares of its common stock at a public offering price of $2.00 per share.

On June 12, 2012, Mr. Rodgers sent the following letter to Dr. Howard and Mr. Balzer:

June 12, 2012

Gentlemen:

I am writing to formally convey Cypress Semiconductor’s proposal to acquire Ramtron International Corporation for $2.48 per share in cash. This represents a premium of 37% over Ramtron’s closing price of $1.81 per share on June 11, 2012. We believe that this all-cash transaction, which has been unanimously approved by our Board of Directors, is compelling for Ramtron and its stockholders. Our proposal would deliver immediate, certain value to Ramtron’s stockholders that is far superior to what we believe that you can reasonably expect to achieve as a standalone company.

We believe that an acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence conditions. We have retained Greenhill & Co., LLC as our financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as our legal counsel. We are confident that a transaction would receive all necessary regulatory approvals, including antitrust clearances.

We hope to work with you on a negotiated basis to complete this transaction successfully, and are prepared to deliver a draft merger agreement and begin discussions immediately. I suggest that our respective financial and legal advisors meet at your earliest convenience to work toward the goal of announcement of a definitive agreement in the very near future.

It has been about two years since I first approached you about a possible transaction between our two companies and over a year since we delivered a formal proposal to acquire Ramtron. As you will recall, that proposal (at $3.01 per share) was for a 37% premium over your then-current stock price on March 8, 2011 — the same premium we are offering today. Our offer made clear that we were prepared to commence due diligence immediately and would deliver a merger agreement with minimal closing conditions. We were deeply disappointed when, two weeks after we provided you with our offer, you and your Board of Directors responded that our offer was so low that it was not even worth your time to make a counter proposal.

Since then, a number of events have convinced us that your response did not reflect the best interests of your stockholders. First, soon after you rejected our offer, Ramtron sold almost 20% of its stock in a dilutive public offering at a net price of $1.79 per share, which I found extremely surprising in light of your comments regarding our offer and its 68% premium to that price. Second, since our offer Ramtron has had cumulative net losses of five cents per share. Third, your stockholders have been increasingly vocal about their desire for you to sell Ramtron. These factors, along with your history of rejecting out-of-hand our prior offer, have convinced us that we must make our offer public at this time so that your stockholders are aware of our efforts. I have attached copies of my prior letters to you to this letter.

Although we would prefer to proceed through a negotiated agreement, we are fully committed to this transaction, and will take the steps necessary to complete it. We believe that a transaction between our two companies would be well received by your stockholders, and we are committed to providing them with an opportunity to express their views on our proposal.

This letter does not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by both Cypress and Ramtron.

We request a response to our proposal by 5:00 p.m. Pacific Daylight Time on Tuesday, June 19, 2012. In light of the significance of this proposal to your stockholders and ours, as well as the potential for selective disclosure, we are publicly releasing the text of this letter.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

On June 12, 2012, Cypress also issued a press release announcing that it had submitted a proposal to Ramtron to acquire all of its outstanding stock for $2.48 per share in cash and providing the full text of the March 8, March 10 and April 11, 2011 letters.

On June 13, 2012, Ramtron issued a press release that confirmed receipt of Cypress’s June 12 proposal. Ramtron stated that it would review and consider the proposal.

On June 17, 2012, Mr. Balzer called Mr. Rodgers to inform him that Ramtron was going to reject Cypress’s proposal.

On June 18, 2012, Ramtron issued a press release stating that the board of directors of Ramtron had concluded that Cypress’s proposal did not reflect the intrinsic value of Ramtron and was not in the best interest of Ramtron’s stockholders. Ramtron also announced that its board of directors had authorized the exploration of strategic alternatives including, but not limited to, the potential sale of Ramtron. Ramtron stated that it had invited Cypress to participate in that process.

On June 18, 2012, a representative of Needham & Company, LLC (“Needham”), Ramtron’s financial advisor, called a representative of Greenhill & Co., LLC (“Greenhill”), Cypress’s financial advisor, and indicated that Ramtron would like Cypress to participate in Ramtron’s evaluation of strategic alternatives and that it would send a draft confidentiality agreement as part of that process. The representative from Needham declined to provide feedback on Cypress’s proposed price of $2.48 per share, only indicating that Cypress’s proposal was inadequate. After the call, Needham sent Greenhill the confidentiality agreement referenced on the call. The confidentiality agreement contained, among other things, a standstill provision with a two year term, which provision would prevent Cypress from communicating with, or making an offer to, Ramtron or Ramtron’s stockholders for a period of two years.

Also on June 18, 2012, Mr. Balzer called Mr. Rodgers to discuss Ramtron’s June 18 announcement. In response to questions from Mr. Rodgers, Mr. Balzer declined to discuss Ramtron’s process for exploring strategic alternatives or provide any guidance on the expected timing of the process.

On June 21, 2012, Cypress commenced the Offer and sent the following letter to Dr. Howard and Mr. Balzer:

June 21, 2012

Gentlemen:

I am writing to convey to you our decision to increase our proposal to acquire Ramtron International Corporation to $2.68 per share in cash. Our revised proposal represents a premium of 48% over Ramtron’s closing price of $1.81 per share on June 11, 2012, the day before we publicly disclosed our initial offer of $2.48 per share in cash. As before, our offer provides Ramtron’s stockholders with certain value and immediate liquidity at a substantial premium.

This morning, we are also commencing a tender offer to purchase all outstanding shares of Ramtron at our revised per share price. We are resolute in our desire to acquire Ramtron and we think that now is the appropriate time to take our offer directly to Ramtron’s stockholders so that they can consider it for themselves. We urge the Ramtron Board of Directors to remove its “poison pill” and allow your stockholders an opportunity to freely participate in our offer.

Although we continue to believe that our prior offer represented full and fair value, we have increased our offer at this time in the interest of quickly consummating a transaction. Our revised offer restores to your stockholders much of the value eroded as a result of the combination of your recent losses and your decision to pursue a dilutive equity offering in 2011. In addition, we note your recent public announcement that you have amended change of control agreements originally put in place following our offer in March 2011. Although we recognize the value of Ramtron’s talented employees and we intend to honor those agreements, we are increasingly concerned about the growing magnitude of these costs and the potential effect that they would have on the price that any acquirer can offer for Ramtron.

We have learned that you have begun an uncertain and undefined review of strategic alternatives with no timetable established. We were surprised that you proposed as a condition to our participation in that process a two year standstill agreement that would completely restrict us from communicating with, or making an offer to, you or your stockholders. We simply cannot agree to such a restriction. Our offer is not subject to any due diligence or financing conditions and we do not require access to any of Ramtron’s confidential information in order to proceed.

We look forward to meeting with Ramtron’s stockholders in the days ahead so that we can discuss the merits of our offer with them. We are confident that they will agree that our offer represents the best alternative available to Ramtron. We will continue to explore all necessary steps to ensure that Ramtron’s stockholders can consider our offer.

It continues to be our preference to engage in a negotiated transaction. We urge the Ramtron Board of Directors to do the right thing and immediately begin negotiations with us so that we may deliver significant value to your stockholders. We and our advisors stand ready at any time to meet and review our offer directly with you.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

12. Purpose of the Offer; Plans for Ramtron; Statutory Requirements; Approval of the Merger.

Purpose of the Offer; Plans for Ramtron. The purpose of the Offer is to acquire control of, and the entire equity interest in, Ramtron. We currently intend, as soon as practicable after consummation of the Offer, to seek to have Ramtron consummate the Merger. At the effective time of the Merger, Purchaser intends that each Share then outstanding (other than Shares held by Ramtron, Cypress, Purchaser or any other subsidiary of Cypress or Ramtron and Shares held by Ramtron’s stockholders who shall have in writing properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) shall be cancelled and converted automatically into the right to receive $2.68 per Share (or such other purchase price as shall be paid in the Offer), in cash (less any applicable withholding taxes and without interest). Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to consummate the Merger without a vote of the board of directors of Ramtron or other stockholders. If we do not acquire at least 90% of the outstanding Shares, under the DGCL we will have to seek approval of the Merger by Ramtron’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if the Section 203 Condition is not satisfied but we elect to consummate the Offer, Section 203 could significantly delay our ability to consummate the Merger.

Purchaser is making the Offer because Purchaser and Cypress want to acquire control of, and ultimately the entire equity interest in, Ramtron. Cypress is seeking to negotiate a business combination with Ramtron. However, Ramtron has refused to enter into merger negotiations with Cypress. On March 8, 2011, the President and Chief Executive Officer of Cypress proposed to the Chief Executive Officer of Ramtron the acquisition of Ramtron at a price of $3.01 per share in cash, a 37% premium over Ramtron’s closing price of $2.20 on March 8, 2011. This proposal was rejected by the Chairman of the board of directors of Ramtron telephonically and in a letter dated March 22, 2011. On June 12, 2012, Cypress made another proposal, which it publicly disclosed, to the board of directors of Ramtron to acquire Ramtron for $2.48 per share, in cash, a 37% premium over Ramtron’s closing price of $1.81 on June 11, 2012. On June 18, 2012, Ramtron publicly disclosed that its board of directors had rejected our proposal. In light of Ramtron’s response, Cypress determined to commence the Offer. The Offer represents a 48% premium over Ramtron’s closing price of $1.81 on June 11, 2012, the last trading day before Cypress publicly disclosed its June 12, 2012 offer for Ramtron.

Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Merger) upon entering into a merger agreement with Ramtron, or to negotiate a merger with Ramtron not involving a tender offer, in which event Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Purchaser and Ramtron.

If the board of directors of Ramtron has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to solicit stockholder consents to, among other things, remove the current members of the board of directors of Ramtron, elect a slate of nominees to the board of directors of Ramtron and to effect certain changes with respect to Ramtron’s bylaws to facilitate such matters. We reserve the right, however, at any time to determine not to commence a Consent Solicitation (or to terminate any Consent Solicitation which has previously been commenced) if we determine it to be in our best interests to do so or if we determine that such Consent Solicitation is unnecessary, including if the board of directors of Ramtron has recommended that Ramtron’s stockholders accept the Offer.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with a consent solicitation or otherwise. If any such solicitation (including a Consent Solicitation) is made, it would be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the SEC.

In connection with the Offer, Cypress and Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that Purchaser acquires control of Ramtron. In addition, if and to the extent that Purchaser acquires control of Ramtron or otherwise obtains access to the books and records of Ramtron, Cypress and Purchaser intend to conduct a detailed review of Ramtron and its assets, financial projections, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in Ramtron’s business, facility locations, corporate structure, rationalization of employment and cost levels, product development, marketing strategies, capitalization, management or dividend policy.

If we acquire control of Ramtron, we currently intend that, prior to our acquisition of the entire equity interest in Ramtron or the consummation of the Merger, no dividends will be declared on the Shares.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Ramtron, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Ramtron or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the board of directors of Ramtron or management, any material change in Ramtron’s indebtedness, capitalization or dividend rate or policy or any other material change in Ramtron’s corporate structure or business.

Statutory Requirements; Approval of the Merger. Under the DGCL, if the Section 203 Condition is satisfied, the Merger would require the approval of the board of directors of Ramtron and the holders of a majority of the outstanding Shares. In addition, under the DGCL, if such conditions are satisfied and we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve the Merger without a vote of the board of directors of Ramtron or other stockholders.

If the Section 203 Condition is not satisfied but we elect, in our reasonable discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in Ramtron. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the board of directors of Ramtron approves the Offer or the Merger or (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of Ramtron).

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with Ramtron. We believe we would be able to cause the consummation of such a merger or other business combination if we own a majority of the outstanding Shares and (i) such merger or other business combination is approved by the board of directors of Ramtron and authorized at an annual or special meeting of Ramtron’s stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding Shares not owned by us or our affiliates and associates or (ii) such merger or other business combination occurs after the expiration of three years following the date we became an interested stockholder.

On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with Ramtron for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Ramtron. We have not determined whether we would take any of the actions described above under such circumstances.

We are hereby requesting that the board of directors of Ramtron approve the Offer and take any other action necessary to render Section 203 inapplicable to a merger or other business combination with Ramtron. There can be no assurance that the board of directors of Ramtron will grant such approval or take such other action.

The exact timing and details of any merger or other business combination involving Ramtron will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. Although we currently intend to propose a merger or business combination generally on the terms described above, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions Ramtron may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of Ramtron or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. We reserve the right not to propose a merger or other business combination with Ramtron or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, Ramtron (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (iv) discloses that it has taken such action, then, without prejudice to our rights under Section 14, we may make such adjustments in the offer price and other terms of the Offer and the Merger as we deem appropriate to reflect such split, combination or other change, including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, Ramtron declares or pays any cash dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares or Rights, shares of any other class of capital stock, other than voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to Ramtron’s stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Ramtron stock transfer records, then, subject to the provisions of Section 14, (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer)), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Rights Condition, the Section 203 Condition or the Impairment Condition shall not have been satisfied, any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated or obtained, as described herein (see Section 15 for a description of any necessary approvals or waiting periods under the laws of any foreign jurisdictions), or if, at any time on or after the date of this Offer to Purchase, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supranational, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) (i) challenging or seeking to, or which, in the judgment of Purchaser, is reasonably likely to, make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of this Offer to Purchase or the acceptance for payment of any or all of the Shares by Cypress, Purchaser or any other affiliate of Cypress, or seeking to obtain damages in connection with the Offer or the Merger, (ii) seeking to, or which in the judgment of Purchaser is reasonably likely to, prohibit or limit the full rights of ownership or operation by Ramtron, Cypress or any of their affiliates of all or any of the business or assets of Ramtron, Cypress or any of their affiliates or to compel Ramtron, Cypress or any of their respective subsidiaries to dispose of or to hold separate all or any portion of the business or assets of Ramtron, Cypress or any of their respective affiliates, (iii) seeking to, or which in the judgment of Purchaser is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the DGCL (as in effect on the date of this Offer to Purchase) in connection with the making of the Offer, the acceptance for payment of, or payment for, some or all of the Shares by Purchaser, Cypress or any other affiliate of Cypress or the consummation by Purchaser, Cypress or any other affiliate of Cypress of the Merger, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to Ramtron’s stockholders, (iv) seeking to require divestiture by Cypress, Purchaser or any other affiliate of Cypress of any Shares, (v) seeking, or which in the reasonable judgment of Purchaser is likely to result in, any material diminution in the benefits expected to be derived by Purchaser, Cypress or any other affiliate of Cypress as a result of the transactions contemplated by the Offer, the Merger or any other business combination with Ramtron, (vi) relating to the Offer which, in the reasonable judgment of Purchaser, might materially adversely affect Ramtron or any of its affiliates or Purchaser, Cypress or any other affiliate of Cypress or the value of the Shares or (vii) which in reasonable the judgment of Purchaser could otherwise prevent, adversely affect or materially delay consummation of the Offer, the Merger or the ability of Purchaser to conduct a Consent Solicitation;

(b) there shall have been action taken or any statute, rule, regulation, judgment, injunction, order, decree, legislation or interpretation enacted, promulgated, amended, issued, enforced or deemed, or which becomes, applicable to (i) Cypress, Ramtron or any subsidiary or affiliate of Cypress or Ramtron or (ii) the Offer, the acceptance for payment of or for the Shares, the Merger or any other business combination with Ramtron, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that in the reasonable judgment of Purchaser might result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(c) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of Ramtron or any of its affiliates or Purchaser becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) in the reasonable judgment of Purchaser, a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, the European Union or elsewhere, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (v) in the reasonable judgment of Purchaser, a material adverse change (or development or threatened development involving a prospective material adverse change) in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that could, in the reasonable judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Cypress and its subsidiaries, taken as a whole, or Ramtron and any of its subsidiaries, taken as a whole, (vii) any decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the business day immediately preceding the time of commencement of the Offer or any material adverse change in the market price in the Shares, (viii) in the reasonable judgment of Purchaser, the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States or European Union, or the taking of possession of any such bank by a governmental or regulatory authority, (ix) in the reasonable judgment of Purchaser, the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (x) in the reasonable judgment of Purchaser, any material adverse change in the market price of the Shares or in the United States or European securities or financial markets or (xi) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(e) (i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Ramtron or any of its subsidiaries or affiliates), or has been publicly disclosed, or Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Ramtron (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Ramtron (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this Offer to Purchase, (ii) any such person or group which, on or prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Ramtron, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Ramtron constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, consolidation or other business combination with or involving Ramtron or any of its subsidiaries or (iv) any person (other than Cypress) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire Ramtron or any assets, securities or subsidiaries of Ramtron;

(f) Ramtron or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with their publicly disclosed terms in effect as of the date of this Offer to Purchase of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Ramtron, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Ramtron (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly to be disclosed to be in effect as of the date of this Offer to Purchase), (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger) or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of Ramtron or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of Ramtron or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (ix) adopted, entered into or amended any employment, severance, change of control, retention or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of any merger or other business combination involving Ramtron (including, in each case, in combination with any other event such as termination of employment or service), (x) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Ramtron or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously announced or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Purchaser becomes aware that Ramtron or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this Offer to Purchase (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger);

(g) any approval, permit, authorization, favorable review, clearance or consent of any Governmental Authority shall not have been obtained, on terms satisfactory to Purchaser in its reasonable judgment, or any applicable waiting periods for such approvals, permits, authorizations, favorable reviews, clearances or consents shall not have expired

(h) Purchaser becomes aware (i) that any material contractual right of Ramtron or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Ramtron or any of its subsidiaries has been or may be accelerated or has or may otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of any merger or other business combination involving Ramtron (other than following the acceptance for payment of Shares pursuant to this Offer, acceleration, if any, of Ramtron’s long-term indebtedness) or (ii) of any covenant, term or condition in any instrument, license or agreement of Ramtron or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of any merger or other business combination involving Ramtron);

(i) Purchaser or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Ramtron providing for a merger or other business combination with Ramtron or any of its subsidiaries or the purchase of securities or assets of Ramtron or any of its subsidiaries, or Purchaser and Ramtron reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(j) Ramtron or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Ramtron or any of its subsidiaries or the purchase of securities or assets of Ramtron or any of its subsidiaries any type of option, warrant or right which, in Purchaser’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Ramtron or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Cypress or any affiliate of Cypress) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

The foregoing conditions are for the sole benefit of Purchaser, Cypress and their respective affiliates and may be asserted by Purchaser or Cypress regardless of the circumstances giving rise to any such condition, other than any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained as described herein, may be waived by Purchaser or Cypress in whole or in part at any time and from time to time prior to the expiration of the Offer in their reasonable discretion. The failure by Cypress or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Subject to applicable law as applied by a court of competent jurisdiction, any determination by Purchaser or Cypress concerning any condition or event described in this Section 14 shall be final and binding on all parties.

15. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by Ramtron with the SEC and other publicly available information concerning Ramtron, we are not aware of any governmental license or regulatory permit that appears to be material to Ramtron’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Ramtron’s business or certain parts of Ramtron’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14.

Delaware Business Combination Statute. Ramtron is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving Ramtron. For a discussion of the provisions of Section 203, see Section 12.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Ramtron, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer, the Merger or any other merger or other business combination between us or any of our affiliates and Ramtron, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer, the Merger or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer, the Merger or any merger or other business combination between us or any of our affiliates and Ramtron, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer, the Merger or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Merger or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, the Merger or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 14.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, on June 15, 2012 Cypress filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. As a result, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on July 2, 2012. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Cypress. If such a request is made, then the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Cypress’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Cypress, Purchaser and the Antitrust Division or the FTC, as applicable. Cypress made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Based on our review of publicly available information concerning the Company, we believe that the Offer and the Merger are subject to an antitrust filing in Germany. Under the German merger control laws (the

“GWB”), certain transactions may not be consummated unless a notification providing certain information has been submitted to the German Federal Cartel Office, or Bundeskartellamt (the “BKartA”), and either clearance has been received or the applicable waiting periods have expired.

Pursuant to the requirements of the GWB, on June 15, 2012, Cypress filed a notification with respect to the Offer and the Merger with the BKartA. As a result, the waiting period for an initial review (Phase I) by the BKartA under the GWB applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Bonn (GER) time on July 16, 2012 unless the BKartA initiates an in-depth review (Phase II) by issuing a Monatsbrief prior to the expiration of the initial waiting period. If such a Phase II is initiated, then the waiting period will be extended until 11:59 p.m., Bonn (GER) time four months following the initial filing (or at 11:59 p.m., Bonn (GER) time on the next regular business day, should the regular waiting period end on a Saturday, Sunday or other legal public holiday), unless the waiting period is extended by mutual agreement of the notifying party and the BKartA, in which case the waiting period will end at 11:59 p.m., Bonn (GER) time on the day agreed upon by the notifying party and the BKartA (or at 11:59 p.m., Bonn (GER) time on the next regular business day, should the regular waiting period end on a Saturday, Sunday or other legal public holiday). Cypress made a request for early termination of the initial waiting period under the GWB applicable to the Offer. There can be no assurance, however, that the waiting period under the GWB will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act and the GWB. See Section 14. Subject to certain circumstances described in Section 4, any extension of the waiting periods will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division, the FTC or the BKartA for additional information or documentary material pursuant to the HSR Act or the GWB, the Offer may, but need not, be extended.

Based on our review of publicly available information we do not believe the Offer and the Merger are subject to antitrust filings in other countries other than the United States and Germany. However, if we become aware any additional antitrust filing or notification is required in connection with the Offer or Merger, we intend to promptly comply with such requirements.

The Antitrust Division, the FTC and the BKartA frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division, the FTC or the BKartA could take such action under applicable antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Ramtron’s substantial assets. Other foreign jurisdictions, individual states and private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

If the Antitrust Division, the FTC, a foreign jurisdiction (including the BKartA), a state or a private party raises antitrust concerns in connection with the Offer, Cypress and Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing.

We believe that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, Ramtron’s stockholders who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of its, his or her demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Other. Any merger or other business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Ramtron and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16. Fees and Expenses.

Greenhill is acting as our financial advisor and is acting as Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse Greenhill for out-of-pocket expenses incurred in connection with the Offer and to indemnify Greenhill against certain liabilities, including certain liabilities under the U.S. federal securities laws.

We have retained Georgeson Inc. to act as the Information Agent and Computershare Inc. to act as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Managers or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Cypress or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in Section 8 of this Offer to Purchase.

RAIN ACQUISITION CORP.

June 21, 2012

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CYPRESS AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF CYPRESS

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Cypress are set forth below. The business address of each director and officer is c/o Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134-1599. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Cypress. None of the directors and officers of Cypress listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
T.J. Rodgers*

Founder, president, chief executive officer and a director of Cypress. Director of Cypress since 1982.

Mr. Rodgers managed the MOS memory design group at AMI from 1975 to 1980 before moving to Advanced Micro Devices (“AMD”), where he ran AMD’s static RAM product group until 1982, when he founded Cypress. Mr. Rodgers is a member of the board of directors of Cypress’s internal subsidiaries as well as Bloom Energy, a privately held fuel cell company, and until recently he was on the board of directors of SunPower Corporation, a public company.

United States

W. Steve Albrecht*

Professor at the Marriott School of Management at Brigham Young University (“BYU”) since 1977 and currently Anderson Alumni Professor of Accounting. Director of Cypress since 2003.

Mr. Albrecht served as the associate dean of the Marriott School of Management from 1997 until July 2008. Mr. Albrecht joined BYU in 1977 after teaching at Stanford University and the University of Illinois. From 2005 until June 2012, Mr. Albrecht served on the board of directors of SunPower Corporation. Until his resignation in 2009, Mr. Albrecht served on the board of directors of Red Hat, and SkyWest Airlines, in each case from 2003. He has recently been reappointed to the board of directors of Red Hat and SkyWest Airlines.

United States

Eric A. Benhamou*

Chief executive officer of Benhamou Global Ventures, an investment firm that Mr. Benhamou established in 2004. Director of Cypress since 1993 and currently chairman of board of directors of Cypress.

Mr. Benhamou is the former chairman of the board of directors of 3Com Corporation (“3Com”). He served as the chief executive officer of Palm, Inc. from October 2001 until October 2003 and chairman until October 2007, and was chief executive officer of 3Com from 1990 until the end of 2000. Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was vice president of engineering until its merger with 3Com in 1987. He is also a member of the board of directors of RealNetworks, Inc. and Silicon Valley Bank.

United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
Lloyd Carney*

Chief executive officer and member of the board of directors of Xsigo Systems, a venture funded IO Virtualization Platform since 2008. Director of Cypress since 2005.

Mr. Carney is also a member of the board of directors of Technicolor and serves as the chairman of that board’s Technology Committee. Prior to joining Xsigo in 2008, Mr. Carney was the general manager of IBM’s NetCool Division from 2006 to 2007. Prior to his employment at IBM, he was the chairman and chief executive officer of Micromuse from 2003 to 2005 before it was acquired by IBM in 2006. Prior to Micromuse, Mr. Carney was the chief operations officer and executive vice president at Juniper Networks where he oversaw the engineering, product management and manufacturing divisions from 2002 until July 2003. Prior to joining Juniper Networks, Mr. Carney was the president of the Core IP Division, the Wireless Internet Division and the Enterprise Data Division at Nortel Networks from 1997 until 2001.

United States

James R. Long*

Independent business consultant since 1999. Director of Cypress since 2000.

Mr. Long retired in 1999 as executive vice president of Nortel Networks Corporation and president of Nortel Enterprise Solutions. Between 1991 and 1999, Mr. Long was the president of various business units at Nortel Networks, including Asia Pacific, Nortel World Trade, and the Enterprise Solutions group. Prior to joining Nortel, Mr. Long held a variety of senior executive positions with IBM and Rolm Company, an IBM and Siemens joint venture. He previously served on the board of directors of 3Com and NCR Corporation.

United States

J. Daniel McCranie*

Chairman of the board of directors of ON Semiconductor since 2002. Director of Cypress since 2005.

Mr. McCranie is chairman of the board of directors of Freescale Semiconductor and serves on the board of directors of Mentor Graphics Corporation. Previously, he served as chairman of the board of directors of Virage Logic and chairman of the board of directors of Actel Corporation. In the recent past, Mr. McCranie has served as chairman of the board of Xicor Corporation, member of the board of directors of California Microdevices, and member of the board of directors of ASAT Corporation. Mr. McCranie served as Cypress’s executive vice president of sales and marketing from 1993 to 2001. Prior to his initial tenure with Cypress, Mr. McCranie was the chairman of the board, president and chief executive officer of SEEQ Technology.

United States

J. D. Sherman*

President and chief operating officer of HubSpot, a marketing software company, since March 2012. Director of Cypress since 2010.

Prior to joining HubSpot, Mr. Sherman was the chief financial officer at Akamai Technologies, a leading web networking infrastructure company, from November 2005 to February 2012. Prior to Akamai, he served as the chief financial executive of IBM’s Systems and Technology Group from January until October 2005. During his

United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship
15-year career at IBM, Mr. Sherman held a number of senior executive positions in finance, including vice president of finance and planning for IBM’s zSeries Server Division. Mr. Sherman also served as chief financial officer for CommQuest, a wholly owned IBM subsidiary in the wireless semiconductor design industry, from 1998 until 2000.

Wilbert van den Hoek*

Independent business consultant since 2008. Director of Cypress since 2011.

Mr. van den Hoek retired from Novellus Systems, Inc. in 2008, where he was executive vice president and chief technology officer. He also served as president and chief executive officer of Novellus Development Company, LLC, a wholly owned subsidiary of Novellus Systems, Inc., from 2005 until 2008. He joined Novellus Systems, Inc. in 1990 and served in various senior executive positions until his retirement in 2008. From 1980 to 1990, he held various positions at Philips Research Laboratories. He is also a member of the board of directors of SDC Materials, a privately held company where he has served since January 2011. From 2004 until 2006 when the company went public, Mr. van den Hoek served on the board of directors of Neah Power Systems, Inc. For the past seven years he has served on Cypress’s Technical Advisory Board. Since 2005, Mr. van den Hoek has served on the technical advisory boards of various organizations, including Cavendish Kinetics, Inc., Innopad, Inc., Innovent Technologies, LLC and Process Relations.

Netherlands

Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer of Cypress since 2005.	Canada

Badri Kothandaraman	Executive Vice President of the Data Communications Division of Cypress and Executive Director of Cypress India since 2011. Previously served as Vice President of the Asynchronous / Specialty Memory / Automotive business units of Cypress from 2007 to 2011.	India

Dana C. Nazarian	Executive Vice President of the Memory Products Division of Cypress since February 2009. From 2007 to 2009, Mr. Nazarian was the managing director and then Vice President of Cypress’s Synchronous Memory business unit.	United States

Cathal Phelan	Executive Vice President of the Consumer and Computation Division of Cypress since 2012. Served as Executive Vice President and Chief Technical Officer of Cypress from 2008 until 2012. From 2006 until 2008, Mr. Phelan served as Chief Executive Officer/President at Ubicom Inc., a venture capital backed company delivering multi-threaded CPUs.	United States

Dinesh Ramanathan	Executive Vice President of the Programmable Systems Division of Cypress since November 2011. From 2005 to November 2011, served as Executive Vice President of Data Communications Division of Cypress.	United States

Christopher A. Seams	Executive Vice President of Sales and Marketing of Cypress since 2005.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is c/o Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134-1599. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. None of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Citizenship (if not United States)
Brad W. Buss*	Secretary of Purchaser since its formation in June 2012. Executive Vice President, Finance and Administration and Chief Financial Officer of Cypress since 2005. Director of Purchaser since 2012.	Canada

Dana C. Nazarian*	President of Purchaser since its formation in June 2012. Executive Vice President of the Memory Products Division of Cypress since February 2009. From 2007 to 2009, Mr. Nazarian was the managing director and then Vice President of Cypress’s Synchronous Memory business unit. Director of Purchaser since 2012.	United States

Neil Weiss*	Treasurer of Purchaser since its formation in June 2012. Senior Vice President and Treasurer of Cypress since 2006. Director of Purchaser since 2012.	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	If delivering by courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their respective telephone numbers and/or addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (866) 219-9786

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

600 Montgomery Street, 33rd Floor

San Francisco, CA 94111

Call: (415) 216-4115 (dedicated line for the Offer)